9 October 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad ("LICB")

We enclose herewith a copy of the General Announcement dated 8 October 2003, Re: Extension of time for Lion Forest Industries Berhad (formerly known as "Posim Berhad") ("LFIB") to comply with the 25% Public Shareholding Spread Requirement for filing pursuant to exemption No. 82-3342 granted to LICB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any query.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(Formerly known as LION LAND BERHAD)

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 10/30

Form Version 2.0
General An...
Reference No MM-031008-53985

Submitting Merchant Bank (If applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (If applicable)	:	-
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**4235**
* Stock code	:	**LIONIND**
* Contact person	:	**Tengku Azian Shahriman/Kenneth Chow**
* Designation	:	**Head of Corporate Finance/General Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Extension of time for Lion Forest Industries Berhad (formerly known as "Posim Berhad") ("LFIB") to comply with the 25% Public Shareholding Spread Requirement ("Public Spread Requirement")

* **Contents :-**

Lion Industries Corporation Berhad (formerly known as Lion Land Berhad) ("LICB") and Amsteel Mills Sdn Bhd (LCIB's 99% owned subsidiary) had on 14 March 2003 acquired in aggregate 83.70% equity interest in LFIB. The aforesaid acquisition of 83.70% equity interest in LFIB was part of the restructuring scheme for the LICB group of companies approved by the Securities Commission ("SC") vide its letters dated 9 July 2002 and 1 October 2002, whereby the SC also granted LICB the approval to address the shortfall in the public shareholding spread of LFIB within 6 months from the date of implementation of the restructuring scheme for the LICB group of companies. The restructuring scheme for the LICB group of companies was implemented on 14 March 2003.

In relation to the above, following an application by LICB, the SC had vide its letters dated 1 October 2003 and 3 October 2003 granted LICB an extension of time to address the shortfall in the public shareholding spread of LFIB by 14 March 2004 subject to LFIB obtaining the approval for the same from the Kuala Lumpur Stock Exchange ("KLSE"). In this regard, following an application by LFIB, the KLSE had granted LFIB an extension of time to address the shortfall in its public shareholding spread by 23 March 2004.

This announcement is dated 8 October 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RHB Sakura Merchant Bankers Bhd (18663-P)